FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 1, 2002 announcing STMicroelectronics' initiation of a stock repurchase plan.

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                           [STMicroelectronics LOGO]


                                                                        PRC1162H

            STMicroelectronics to Initiate Stock Repurchase Program

Geneva, March 1, 2002 - STMicroelectronics (NYSE: STM) announced today that it plans to buy back up to 4 million shares of its outstanding common stock. The repurchased shares will be allocated to the options granted under the current employee stock option plan.

The implementation of the share purchase program, which is expected to begin immediately, has been entrusted to a financial institution which will at all times act independently from the Company. Share purchases may be made from time to time, on the open market, through block trades or otherwise, depending on market conditions or other factors. The repurchase program may be suspended at any time or from time to time, without prior notice.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, IP (Intellectual Property) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics                   Benoit de Leusse
Maria Grazia Prestini                Investor Relations Manager Europe
Director, Corporate Media Relations  Tel. +33.4.50.40.24.30
Tel. +39.039.603.59.01               Fax +33.4.50.40.25.80
Tel. +33.4.50.40.25.32               benoit.de-leusse@st.com
mariagrazia.prestini@st.com

Morgen-Walke Europe
Lorie Lichtlen                       Jean-Benoit Roquette / Nicole Curtin
Media Relations                      Investor Relations
Tel. +33.1.47.03.68.10               Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                jbroquette@mweurope.com/ncurtin@weurope.com
llichtlen@mweurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer